Mail Stop 3010

May 19, 2009

VIA U.S. MAIL and FAX 310-461-1901

Yossi Attia
Chief Executive Officer
Vortex Resources Corp.
9107 Wilshire Blvd.
Suite 450
Beverly Hills, CA 90210

> **Re:** **Vortex Resources Corp.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2008**
> **Filed April 15, 2009**
> **File No. 001-12000**

Dear Mr. Attia:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

General

1.   We note that you have filed your annual report on Form 10-KSB. Please amend
        your filing to file on Form 10-K as you are no longer eligible to file on Form 10-
        KSB. Please note that some of the differences in the Form 10-K in comparison to
        the Form 10-KSB include different item requirement numbering, calculation of
        the public float noted on the cover page of the Form 10-K as of the last business
        day of the most recently completed second fiscal quarter instead of as of a
        specified date within the past 60 days and a requirement to check a box on the
        cover page of the filing indicating your status as smaller reporting company. For
        guidance, please refer to Securities Act Release 33-8876 (Dec. 19, 2007) and
        "Changeover to the SEC's New Smaller Reporting Company System by Small
        Business Issuers and Non-Accelerated Filer Companies, A Small Entity
        Compliance Guide" available on our website at
        www.sec.gov/info/smallbus/srcoreq.shtml.

Item 1. Description of Business, page 3

2.   We note your disclosure that you have entered into a Term Sheet with Yasheng
        Group, a company with plans to develop a "logistics centre and eco-trade
        cooperation zone in California." Please provide a description of the "logistics
        centre and eco-trade cooperation zone" so that an ordinary investor can better
        understand the nature of the business you may acquire.

3.   Please also describe the nature of your obligations under the Term Sheet with
        Yasheng Group. Your revised disclosure should include what obligations, if any,
        are binding under the Term Sheet. For example, you indicate that Yasheng Group
        has received an option to merge into the Company. If this option is subject to the
        drafting and negotiation of a final agreement, please describe. If this option is
        binding, please describe. Please disclose if any shares of your common stock
        have already been issued to Yasheng Group.

4.   Please further describe the impact the transaction with Yasheng Group would
        have on your business, operations and equity ownership, including whether it
        would constitute a new business plan and a change of control. It appears that the
        issuance of shares to Yasheng Group under the terms described in the Term Sheet
        would result in significant dilution to current stockholders and result in Yasheng
        Group having a significant equity interest in the company. If so, please describe.

5.   We note your disclosure on page 5 that you have obtained a current reserve report
        for your interest in DCG and Vortex One, which "indicated that the DCG
        properties as being negative in value." We further note your disclosure on page 3,
        which states that DCG "obtained a current reserve evaluation . . . , which
        classifies the gas reserves as 'proven undeveloped.'" It is unclear to us whether
        your disclosure on page 5 is referencing the same reserves as your disclosure on
        page 3 or if these are two different reserve properties. Please revise or advise.
        Furthermore, from your disclosure in your "Plan of Operation" section, it appears
        as if you no longer intend to pursue oil/gas drilling. Please revise this section of
        your Form 10-K to clearly indicate the current business in which you operate.

6.   We note that your auditors have expressed substantial doubt as to your ability to
        continue as a going concern. Please revise your disclosure on page 4 of the
        Business section where you mention that your financial statements have been
        prepared on a going concern basis to indicate that you have received an audit
        opinion with a going concern qualification.

Item 2. Description of Properties, page 20

7.   Please revise your disclosure to provide a current description of your property.
        We note that you have included office space held as of December 31, 2007. We
        also note that the property at 1061 ½ No. Spaulding Ave. has a lease term that
        expires in June 2009 and the property at Main Street in Las Vegas has a lease
        term that expires in January 2010. If you still have continuing obligations under
        such leases, please disclose and describe. Any material lease agreements should
        be included as exhibits to the Form 10-K.

Item 3. Legal Proceedings, page 22

8.   Please revise your disclosure to provide the information required by Item 103 of
        Regulation S-K with respect to any material pending legal proceedings. For each
        legal proceeding you determine to be material, please include the name of the
        court or agency in which the proceeding is pending, the date instituted, the
        principal parties thereto, a description of the factual basis alleged to underlie the
        proceeding and the relief sought. For example, on page 22 you refer to litigation
        with a consultant. To the extent this litigation is material, please provide all of the
        disclosure required by Item 103 of Regulation S-K. Please also refer to the
        Instructions to Item 103.

Part II, page 25

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters, page 25

9.   We note that you have multiplied your market prices for the past two years by 100 to reflect the reverse split that occurred on February 24, 2009. A reverse stock split may not have a proportionate effect on your market price. Please revise your market price information to reflect the actual high and low bid prices for your stock during those periods and provide a footnote that discloses your recent reverse stock split.

10.   Please disclose the securities authorized for issuance under equity compensation plans in tabular format as detailed in Item 201(d) of Regulation S-K.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Liquidity and Capital Resources, page 39

11.   We note your statement in various sections of the Form 10-K that your current cash resources will be sufficient to meet your presently anticipated working capital requirements for the next 12 months. We also note your statement at the bottom of page 39 that your available cash resources will not be sufficient to meet your prior anticipated working capital requirements. Please revise your disclosure to clarify whether or not your current resources will be adequate to meet your current working capital requirements. Please describe and quantify your current short and long-term liquidity needs and describe your material sources of short and long-term liquidity.

Forward-Looking Statements, page 41

12.   We note your statement that certain communications in your public documents fall within the meaning of the Private Securities Litigation Reform Act of 1995 ("PSLRA"). Please advise why you believe you are eligible to take advantage of the safe harbors provided by the PSLRA or revise to remove the references to the Act.

Item 8A. Controls and Procedures, page 43

13.   We note that management has concluded that your disclosure controls and
        procedures are effective, but that your internal control over financial reporting is
        not effective. With a view towards disclosure, please explain to us how you
        reached the conclusion that you have effective disclosure controls, but ineffective
        internal control over financial reporting. Please also include a discussion of any
        material weakness in your internal control over financial reporting. See Item
        308(a)(3) of Regulation S-K. Please also see the Staff Statement on
        Management's Report on Internal Control Over Financial Reporting available on
        our website at http://www.sec.gov/info/accountants/stafficreporting.pdf. You
        should consider disclosing the nature of any material weakness, its impact on
        financial reporting and the control environment, and management's current plans,
        if any, for remediating the weakness.

Part III, page 48

Item 9. Directors, Executive Officers, Promoters and Control Persons . . . , page 48

14.   Please include the information regarding director independence as required by
        Item 407(a) of Regulation S-K.

Code of Ethics, page 50

15.   Please disclose whether your code of ethics is posted on your website and also
        undertake in your Form 10-K to provide a copy of your code of ethics to any
        person without charge, upon request, and explain how such request may be made.
        Please see Item 406(c) of Regulation S-K for guidance.

Item 10. Executive Compensation, page 51

Summary Compensation Table, page 51

16.   Please also include your named executive officers' total compensation for the
        fiscal year ended December 31, 2007. Refer to Item 402(n) of Regulation S-K for
        guidance.

Item 11. Security Ownership of Certain Beneficial Owners and Management, page 57

17.   Please provide the disclosure required by Item 403 of Regulation S-K. Item 403
        requires you to include in the table the shares beneficially owned by each director,
        named executive office and greater than 5% stockholder. Please note that
        beneficial ownership is calculated by reference to Rule 13d-3(d), which requires
        you to include shares each person has the right to acquire within 60 days. We
        note, for example, that it appears you have not included all the shares beneficially
        owned by Mr. Attia in the table. On page 51 you disclose that Mr. Attia has an
        option that is fully vested for 100,000 shares of common stock. On page 58 you
        state that he is entitled to 111,458 shares per his employment agreement. In
        footnote (2) you refer to shares beneficially owned by CORCYRA, but those
        shares are not reflected in the table. Please review your disclosure and provide
        accurate beneficial ownership disclosure in the table for each person as required
        by Item 403 of Regulation S-K. Please also revise the table so that all figures are
        post-split and reflected as of one date. On page 58 you indicate that the table is
        based upon the shares outstanding as of December 31, 2008, but on page 57 you
        indicate that the beneficial ownership is as of April 15, 2009. In addition, for all
        entities listed in the security ownership table, please disclose the natural person
        responsible for making voting or investment decisions.

Signatures, page 63

18.   We note that you have included the signature of Darren C. Dunckel. We further
        note, however, that according to your April 1, 2009 Form 8-K and from disclosure
        on page 48 of this filing, Mr. Dunckel ceased to be a director as of April 1, 2009.
        Please explain to us why Mr. Dunckel's signature appears in this filing.

Index to Exhibits, page 64

19.   Please file a list of your subsidiaries as an exhibit to your Form 10-K. Refer to
        Item 601(b)(21) of Regulation S-K for guidance.

20.   Please revise the exhibit index to disclose the date and parties to each agreement
        and material contract included in the exhibit index.

21.   Throughout the Form 10-K, you refer to various agreements or relationships with
        third parties that you discuss but have not included as exhibits to the Form 10-K.
        In particular, we note the following:

        a. Agreement with Ashfield Finance LLC;

        b. License Agreement and Warrants with Dr. Danny Rittman;

        c. Settlement arrangement with Mr. Ibgui; and

        d. Note payable with Star Equity Investments LLC

        Please note that Item 601(b)(10)(ii)(B) of Regulation S-K requires you to include
        as exhibits contracts upon which your business is substantially dependent. Please
        provide us with an analysis supporting your determination that your business is
        not substantially dependent on any of these agreements or relationships. To the
        extent that your business is substantially dependent on any of these agreements,
        please include the agreements as exhibits to the Form 10-K. To the extent the
        agreements have been terminated and are no longer material contracts, please
        revise your disclosure accordingly.

22.   Throughout the Form 10-K you also refer to various employment agreements with
        your executive officers and directors that you discuss but have not included as
        exhibits to the Form 10-K. Please note that Item 601(b)(10)(iii) of Regulation S-
        K requires you to include as exhibits any management contract or compensatory
        plan in which any director or named executive officer participates, unless
        immaterial in amount or significance. Please include any relevant employment
        agreements or compensatory plans as exhibits or provide us with an analysis
        supporting your determination that such employment agreements and
        compensatory plans are immaterial.

23.   We note certain material contracts that you filed in accordance with Item
        601(b)(10) of Regulation S-K do not have the referenced schedules or exhibits
        attached. Please explain why the information was omitted or amend the filing as
        appropriate.

Exhibits 31.1 and 31.2, page 65

24.   We note that you have listed these certifications as those from the chief executive
        officer and principal financial officer of Emvelco Corp. Please revise to indicate
        that these are the certifications for Vortex Resources Corp.

Financial Statements

General

25.   You disclosed that you entered into a "reverse merger" with DCG. Please tell us how you determined this transaction was a reverse merger in accordance with paragraph 17 of SFAS 141. If this transaction is a reverse merger, it does not appear that you accounted for DCG as the accounting acquirer, as you have not presented the historical financial statements for DCG. If this transaction is not a reverse merger, please tell us how you determined that the consideration paid for DCG was $50 million and why you have not allocated any of the purchase to DCG's gas rights upon acquisition.

26.   Please tell us how you determined the DCG operating activity and related balance sheet items should be presented as discontinued operations. It does not appear that the criteria established in SFAS 144 have been met as of the reporting date.

Consolidated Statements of Operations and Comprehensive Income, page F-4

27.   It appears that the bad debt expense relates to ERC and Verge. Please tell us why you have not included the bad debt expense within discontinued operations in accordance with SFAS 144.

28.   Please tell us how you have complied with paragraph 40a of SFAS 128, or tell us why you believe it was not necessary to provide a reconciliation of the denominator used in the diluted earnings per share calculation.

Consolidated Statements of Stockholders' Equity, page F-5

29.   Please tell us how you have complied with SAB Topic 4C, or tell us how you determined it was not necessary to retroactively restate your financial statements for the reverse stock split.

Consolidated Statements of Cash Flows, page F-6

30.   Please tell us how you have complied with SFAS 95, or tell us why you believe it was not necessary to disaggregate the cash flows related to your operating activity.

Notes to Consolidated Financial Statements

4. Investment (and loans) in Affiliates, at equity, page F-15

31.   Please tell us how you have complied with footnote 1 of APB 26, or tell us how you determined it was not necessary to record the extinguishment of the outstanding loan receivable with ERC and Verge as a capital transaction.

7. Convertible Notes Payable and Debt Discount

Trafalgar, page F-18

32.   Please tell us whether the conversion feature of the notes issued to Trafalgar Capital Specialized Investment Fund should be recorded as a derivative in compliance with SFAS 133 and EITF 00-19.

33.   Please tell us your justification for presenting the debt discount as an asset and not netting against the related debt. Please refer to paragraph 16 of APB 21.

34.   Please tell us and disclose in your filing if you have used the effective interest rate method for your amortization of the debt discount. If you have not used the effective interest rate method, please tell us how you have complied with paragraph 16 of APB 12, or tell us how you determined it was not necessary to use the effective interest rate method.

35.   Please tell us whether the requirement to pay additional funds to compensate for the fluctuations in the Euro to US dollar spot exchange rate should be considered a derivative that would need to be bifurcated under SFAS 133.

9. Acquisition

Vortex Ocean One, LLC, page F-20

36.   Please tell us whether or not you consolidate Vortex One. If you do not consolidate Vortex One, please tell us the nature of the cash proceeds received from Vortex Ocean One member that you have presented on your Consolidated Statements of Cash Flows. Within your response, reference the authoritative accounting literature relied upon by management.

10. Dispositions, page F-20

37.   Please tell us how you accounted for the disposal of AGL. Within your response, reference the authoritative accounting literature management relied upon.

38.   We note you record $2.6 million for gas rights on real property. We note you
        disclose that a recent reserve report indicates that the DCG properties are negative
        in value. Please tell us if these gas rights on real property are related to DCG. If
        so, please tell us how you determined they were not impaired as of December 31,
        2008.

13. Commitments and Contingencies

(e) Legal Proceedings, page F-28

39.   Please explain to us what is meant by your disclosure that "the Company become
        adversary to Ozona and others with regards to surface rights, wells locations and
        further charges of Ozona which are not acceptable to the Company." Tell us how
        you have accounted for any liability with respect to this statement.

18. Subsequent Events, page F-39

40.   We note your disclosure about entering into a definitive asset purchase agreement
        to acquire oil and gas rights on property located in Woodward County, Texas.
        We further note, however, that in the Amendment to your Form 8-K filed January
        15, 2009, the property subject to this agreement is actually located in Woodward
        County, Oklahoma. Please revise this note to indicate the accurate location of the
        site.

Exhibit 31.1

41.   We note your certifications do not comply with the content of the certifications
        required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we
        note you have replace the word "registrant" with "small business issuer" and you
        have deleted "and internal control over financial reporting (as defined in
        Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant" from paragraph
        4. Please revise your certifications in future filings to comply with the Exchange
        Act Rules.

*   *   *   *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney Advisor, at (202) 551-3391 or Sonia Barros, Special Counsel, at (202) 551-3655 with any other questions.

Sincerely,

Kevin Woody
Branch Chief